Exhibit 99.1

Share Option Plan Regulation 2021

of

NLS Pharmaceutics Ltd.

("Company")

Table of Content

1.	INTRODUCTION	1
2.	THE PLAN	1
	2.1 GENERAL TERMS AND DEFINITIONS	1
	2.2. ADMINISTRATION OF THE PLAN	5
	2.3. GRANT OF OPTIONS	5
	2.4. LIMITATIONS ON TRANSFER	7
	2.5. CORPORATE TRANSACTION	8
	2.6. FORFEITURE OF RIGHTS	9
	2.7. GENERAL PROVISIONS	10
APPENDIX I		13
APPENDIX II		15
ADDENDUM FOR U.S. PARTICIPANTS		16
SCHEDULE 1		20

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1. INTRODUCTION

NLS Pharmaceutics Ltd. is a Nasdaq listed (NLSP) Swiss stock corporation (“Aktiengesellschaft”, company registration no. CHE-447.067.367) pursuant to Articles 620 et seqq. of the Swiss Code of Obligations, engaged in discovery and development of drug therapies for rare and complex central nervous systems disorders, with unlimited duration and its legal seat in Kloten (Zurich), Switzerland.

The Company has allocated to this Plan up to 15% of fully diluted Shares, i.e., Shares issued and outstanding prior to ESOP grant date and the Shares underlying the ESOP grants.

2. THE PLAN

2.1. GENERAL TERMS AND DEFINITIONS

2.1.1. PURPOSE

The purpose of the Plan is to provide eligible persons including Management, Employees, Directors and Consultants with an opportunity to obtain Options, thus providing an incentive for these Management, Employees, Directors and Consultants to remain in the service of the Group and contribute to its future success and long-term value creation, thereby enhancing the value of the Shares and increasing the ability of the Group to attract and retain individuals of exceptional skills. Any participation by any person is strictly voluntary and any grant made under this Plan shall be a voluntary benefit for the participant and shall under no circumstances be regarded as salary or salary components.

The Plan rules the conditions and modalities of the purchase and disposal of such Options.

2.1.2. DEFINITIONS

In the Plan, the following terms shall have the meanings set forth below:

“Articles of Association”	shall mean the articles of association of the Company.
“Board of Directors”	shall mean the board of directors of the Company.

“Change of Control”	shall mean (i) an event which triggers a mandatory offer on the Shares under the rules applying to Nasdaq-listed companies or any other applicable rules, the event being deemed a qualifying event if any one set of such rules considers it an event triggering a mandatory offer or (ii) the acquisition by any person or entity, alone or jointly, of more than 50% of the Shares or of the voting rights of the Company.

“Company”	shall mean NLS Pharmaceutics Ltd., the Circle 6, PO Box, 8058 Zurich, Switzerland.

“Compensation Committee”	shall mean the compensation committee appointed by the general meeting of Shareholders with the rights and duties as defined in the Organizational Rules of the Company.

“Confidential Information”	shall mean all written, spoken, graphic, computer software or visual data and information relating to the Group which is disclosed or given by the Group to the Participant either directly or indirectly, whether in writing or by any other means, and to all summaries, reports and analyses made by the Group which contain or reflect such information including without limitation all know how, technical, financial and business information of any kind whatsoever, unless such Information is (i) general public knowledge or becomes general public knowledge through no fault of the Parties, or (ii) unless such information was received by the Participant from any third party under no obligation of confidentiality to the Participant or to the Group, and when disclosed to a third party is harmful for the Group or detrimental to the Group’s interest.

“Consultant”	shall mean any person who is engaged by the Company or a Subsidiary to render consulting or advisory services and is compensated for such services.

“Continuous Service”	shall mean that the Participant’s provision of services to the Company or a Subsidiary, whether as Management, Employee, Director or Consultant, is not interrupted or terminated as defined in the Plan.

“Corporate Transaction”	shall mean either of the following shareholder-approved transactions to which the Company is a party:

(i) a merger or transfer in which Shares possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding Shares are transferred to a person or persons different from the persons holding those Shares immediately prior to such transaction, or

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company.

“Director”	shall mean a member of the board of directors of the Company or of the board of directors of a Subsidiary.

“Disability”	shall mean the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months, and will be determined by the Board of Directors on the basis of such medical evidence as the Board of Directors deems warranted under the circumstances.

“Employee”	shall mean any executive or employee of the Company or of a Subsidiary, subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

“Exercise Date”	shall mean the date on which the Company shall have received written notice of the Option exercise.

“Exercise Period”	shall mean the period during which Options can be exercised, such period starting as soon as such Options are considered Vested Options. Notwithstanding the foregoing, the Exercise Period shall automatically end on the Option Term and may not start prior to the Grant Date.

“Exercise (Strike) Price”	shall mean the price at which Options are exercised to acquire Shares (it being understood that Options may be granted at no additional cost).

“Grant Date”	shall mean the date on which Options are granted.

“Grant Notice”	shall mean the document specifying the terms and conditions of the granting of Options and executed by the Company and a Participant in substantially the form attached as Appendix I hereto.

“Group”	shall mean the Company and its Subsidiaries.

“Involuntary Termination”	shall mean the termination of the service of any Participant, which occurs by reason of:

(i) such individual's involuntary dismissal or discharge by the Company for reasons other than cause in the sense of art. 337 para 1 Swiss Code of Obligations, or

 (ii) such Participant’s voluntary resignation following (a) a change in his or her position with the Company which materially reduces his or her level of responsibility, (b) a reduction in his or her level of compensation (including base salary, fringe benefits and participation in corporate performance based bonus or incentive programs, whereby payments based on the individual success or individual performance are not taken into consideration) by more than fifteen percent or (c) a relocation of such Participant’s place of employment by more than fifty (50) kilometres, provided and only if such change, reduction or relocation is effected without the individual's consent.

“Option”	shall mean a (non-tradable) share option, that is a right to acquire Shares of the Company pursuant to the Plan, in accordance with any Grant Notice or as the Board of Directors shall otherwise determine.

“Option Exercise Notice"	shall mean the notice that needs to be given by a Participant when Options are exercised in substantially the form attached as Appendix II hereto or any other form decided by the Board of Directors.

“Options Grant”	shall mean the number of Options granted to a Participant pursuant to a Grant Notice.

“Option Term”	shall mean the term of an Option.

“Participant”	shall mean Management, Employee, Director or Consultant to whom Options are granted hereunder.

“Parent”	shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, provided each corporation in the unbroken chain (other than the Company) owns, at the time of the determination, equity possessing fifty percent (50%) or more of the total combined voting power of all classes of equity in one of the other corporations in such chain.

“Plan”	shall mean the Company’s Share Option Plan in its present form or as amended from time to time.

“Shareholders”	shall mean the holders of any Shares of the Company.

“Shares”	shall mean the registered Common Shares with a par value of CHF 0.02 issued by the Company.

“Share Option Plan Administrator”	shall mean a person or a company appointed by the Board of Directors responsible for receiving and executing Option Exercise Notices, acting within the guidelines set and approved by the Board of Directors or a committee thereof.

"Stock Price"	shall mean the publicly traded price per Share at The Nasdaq Stock Market LLC at the time of the last closing of the markets on the Grant Date.

“Subsidiary”	shall mean a legal entity, whether now or hereafter existing, in which the Company, directly or indirectly, in an unbroken chain of legal entities beginning with the Company, owns shares representing 50% or more of the total combined voting power of all classes of stock in one of the other legal entities in such chain.

“Vested Option”	shall mean an Option that has vested in accordance with the rules set forth hereunder.

“Vesting Date”	shall mean the date upon which an Option vests in accordance with the rules set forth hereunder.

References to any statutory provision are to that provision as amended or re-enacted from time to time and, unless the context otherwise requires, words or expressions denoting the singular shall include the plural (and vice versa) and words and expressions denoting the masculine shall include the feminine (and vice versa).

The Plan is valid for the Participants in its entirety only. No statement made in any part of the Plan shall be construed without reference to the Plan as a whole.

2.1.3. SHARES SUBJECT TO THE PLAN

Shares may be made available from an increase of the share capital of the Company, whether such increase is based on ordinary, authorized or conditional share capital, or from Shares otherwise owned by, or made available to, the Company. The maximum number of Shares, which may be issued, shall be determined by the Board of Directors, subject to statutory Swiss corporate law and the Articles of Association.

Shares subject to outstanding Options shall be available for subsequent issuance under the Plan to the extent (i) the Options expire or terminate for any reason prior to exercise or (ii) the Options are forfeited. Each Share issued under the Plan, shall reduce the number of Shares available for subsequent issuance under the Plan.

2.2. ADMINISTRATION OF THE PLAN

2.2.1. BOARD OF DIRECTORS

Unless otherwise provided in the Plan, the Board of Directors administers and has full power to construe and interpret the Plan, establish and amend rules and regulations for the administration of the Plan, and perform all other actions relating to the Plan, including the delegation of administrative responsibilities. The Board of Directors may in particular delegate the administration of the Plan to the Compensation Committee or any other duly authorized committee of the Board of Directors, in which case references to the Board of Directors in the Plan shall be construed as referring to the Compensation Committee or to the relevant committee of the Board of Directors. The Board of Directors shall also appoint a Share Option Plan Administrator who shall be responsible for giving, receiving and executing the notices set forth in the Plan.

All decisions made by the Board of Directors pursuant to the provisions of the Plan and related orders or resolutions of the Board of Directors shall be final, conclusive and binding on all persons, including the Company, Shareholders and Participants.

The costs of introducing and administrating the Plan shall be borne by the Company.

2.3. GRANT OF OPTIONS

2.3.1. ELIGIBILITY AND CONDITIONS OF PARTICIPATION

Those eligible to be granted Options under the Plan are Management, Employees, Directors and Consultants.

The Board of Directors shall, at its absolute discretion, select from Management, Employees, Directors and Consultants those eligible to be granted Options, the Options Grant, the Exercise (Strike) Price, the Grant Date, the Exercise Date and any other conditions and/or constraints related to the Options. It being understood that the Board may, at its absolute discretion, allow Participants to exercise their options cashless.

When exercising its discretionary power, the Board of Directors shall follow market practice and Options shall be granted to the Participant free of charge, however, all individual taxes, such as income taxes, and the Participant’s part, if any, of any social security contributions, shall be borne by the Participant.

Neither the establishment of the Plan, nor the granting of Options, nor the payment of any benefits, nor any action of the Company or of the Board of Directors shall be held or construed to confer upon any Management, Employee, Director or Consultants any legal right to further receive Options. Participation to the Plan in any given year gives no right to participate in any subsequent year.

2.3.2. PROCEDURE

The Board of Directors may adopt any procedures as it thinks fit for the granting of Options.

The Board of Directors may, among others: (i) require a Participant to make such declarations or take such other action as may be required for the purpose of any securities, exchange control, taxation laws, regulations, practice or other laws of any territory which may be applicable to him at the Grant Date, the Exercise Date or on exercise; (ii) determine that any Option under the Plan shall be subject to additional and/or modified terms and conditions with respect to the granting and terms of exercise as may be necessary to comply with or take account of any securities, exchange control or taxation laws, regulations or practice of any territory which may have application to the relevant Participants, Company or Subsidiary; (iii) adopt any supplemental rules or procedures governing the grant or exercise of Options as may be required for the purpose of any securities, tax or other laws of any territory which may be applicable to a Participant.

2.3.3. GRANT NOTICE

The contemplated granting of Option(s) hereunder and the terms thereof shall be subject to the execution of a Grant Notice between the Company and the Participant in substantially the form attached as Appendix I hereto, or in such form as the Board of Directors shall from time to time determine.

Each Option granted by a Grant Notice shall entitle the Participant to purchase one Share at the Exercise (Strike) Price subject to the conditions specified in such Grant Notice, pursuant to the Plan. The Options are granted to the Participant free of charge, unless determined otherwise by the Board of Directors.

The Grant Notice shall include the vesting provisions of individual Options, such as details of the Options Grant, the Exercise (Strike) Price, the Grant Date, the Exercise Date and any other conditions.

2.3.4. VESTING PERIOD

Subject in particular to the limitations which may be determined from time to time by the Board of Directors, an Options Grant shall vest as follows:

i)	for the first year after the Granting Date none of the Options granted to the Participant shall vest ("Cliff");

ii)	thereafter, following the Cliff, the Options granted to the Participant shall vest monthly and gradually on a straight-line basis over three (3) years (i.e., 1/36th each month). Thus, for the avoidance of doubt, after thirteen (13) months following the Granting Date the first 1/36th of the Options granted shall be considered vested.

No vesting can occur after a notice of termination is given to a Participant.

Notwithstanding the above, in the event of a Change of Control as defined in Section 2.5, all Options held by Participants shall vest immediately.

2.3.5. EXERCISE PERIOD

Subject to limitations of applicable securities law provisions and subject to the limitations which may be determined by the Board of Directors from time to time, Vested Options may be exercised at any time by the Participant.

Subject to Section 2.6.1, the Option Term shall be the tenth anniversary of the Grant Date of such Option or such shorter period specified in the Grant Notice.

Past the Option Term, all vested but unexercised Options shall expire without value.

2.3.6. EXERCISE OF OPTIONS

Subject to the provisions of the Plan, notably Section 2.6.1, and of any Grant Notice, the Participant may exercise Vested Options in whole or in part, and at one or more times. However, for the avoidance of doubt, an Option must be exercised as a whole and thus Options cannot be exercised fractionally.

The exercising Participant shall receive within five (5) business days after receipt by the Share Option Plan Administrator of an Option Exercise Notice, the number of Shares for which Options are exercised.

The Company shall not deliver any Shares or register the acquisition of Shares pursuant to the exercise of Options, until full payment of the Exercise (Strike) Price by the Participant, if applicable.

2.4. LIMITATIONS ON TRANSFER

2.4.1. TRANSFERABILITY OF OPTIONS AND SHARES

A Participant may only transfer an Option if permitted by the Board of Directors or a duly authorized officer of the Company at the time of the transfer. The Board of Directors may only permit transfer of the Option in a manner that is permitted by the Plan. The Board of Directors, in its sole discretion, may impose such limitations on the transferability of Options as the Board of Directors deems fit. In the absence of such a determination by the Board of Directors to the contrary, the following restrictions on the transferability of Options will apply:

i)	An Option will not be transferable except by will or by the laws of descent and distribution and will be exercisable during the lifetime of the Participant only by the Participant. An Option may not be transferred for consideration.

ii)	Subject to the approval of the Board of Directors or a duly authorized officer of the Company, a Participant may, by delivering written notice to the Company, in a form approved by the Company, designate a third party who, upon the death of the Participant, will thereafter be entitled to exercise the Option and receive the Shares or other consideration resulting from such exercise. In the absence of such a designation, upon the death of the Participant, the executor or administrator of the Participant’s estate will be entitled to exercise the Option and receive the Shares or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

Any purported sale, assignment or transfer of such Options in violation of this provision shall be void.

Shares purchased upon exercise of Options may be subject to sales restrictions according to applicable securities law provisions and according to the limitations which may be determined by the Board of Directors from time to time with reference to the Company’s Insider Trading Policies, provided however that all such limitations by the Board of Directors shall automatically be lifted in the case of a Change of Control as defined in Section 2.5.

2.5. CORPORATE TRANSACTION

In the event of any Corporate Transaction resulting in Change of Control, all Options shall vest immediately and may and must be immediately exercised (i.e., within 3 business days after the respective notice of the Board of Directors), except if: (i) such Options are, in connection with the Corporate Transaction, either to be assumed by the successor corporation (or Parent thereof) or to be replaced with similar options to purchase equity of the successor corporation (or Parent thereof), (ii) such Options are to be replaced with a cash incentive program of the successor corporation which preserves the economic value applicable to such Options under this Plan (including the repurchase right) or (iii) such Options are repurchased by the Company or a third party designated by the Company for a cash consideration equivalent to the economic value applicable to such Options under this Plan. The determination of option comparability or cash consideration under this paragraph shall be made by the Board of Directors, and its determination shall be final, binding and conclusive.

All outstanding and non-exercised Options shall terminate and cease to be outstanding at the consummation (i.e., closing) of the Corporate Transaction. The Company at the sole discretion of the Board of Directors may compensate a Participant for the economic value of Options terminated pursuant to this Section.

Each Option which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number of Shares which would have been issuable to the Participant in consummation of such Corporate Transaction, had the Options been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to (i) the number of Shares available for issuance under the Plan following the consummation of such Corporate Transaction and (ii) the exercise price payable per Share under each outstanding Option, provided the aggregate exercise price payable for such Shares shall remain the same.

The Board of Directors shall have full power and authority to grant Options or waive any vesting requirement in the event the Participant’s relationship with the Company subsequently terminates by reason of an Involuntary Termination within a designated period (not to exceed eighteen months) following the effective date of any Corporate Transaction in which those Options are assumed or replaced. Any Options shall remain exercisable until the earlier of (i) the expiration of the Option Term or (ii) the expiration of the one-year period measured from the effective date of the lnvoluntary Termination.

The granting of Options under the Plan shall in no way affect the right of the Company to adjust, reclassify, reorganise or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

2.6. FORFEITURE OF RIGHTS

2.6.1. TERMINATION OF EMPLOYMENT AND CONTRACTUAL RELATIONSHIP/BREACHES

Unless otherwise agreed upon by the Board of Directors and the Participant:

i)	Upon termination of employment or contractual relationship by the Company or any of its Subsidiaries for cause (e.g., in the case of employment, according to Article 337 of the Swiss Code of Obligations or similar grounds) or in case of termination by the Participant of a contractual relationship (other than an employment relationship) at an improper time; or

ii)	Upon breach by the Participant of any material obligations set out in any agreement dealing with the Participant’s contractual relationship with the Company or any of its Subsidiaries, as entered into or amended from time to time and/or any provisions of the laws of Switzerland as a consequence of which the Company may not be expected in good faith to continue the existing contractual relationship with the Participant;

iii)	If the Participant induces, solicits, aids or encourages any Employee of the Company to join any other business;

iv)	If the Participant directly or indirectly uses, discloses or disseminates to any other person or entity, or otherwise employs any Confidential Information; or

v)	If the Participant commits a criminal act against the Company,

all Options (including, for the avoidance of doubt, Vested Options) held by the Participant shall be immediately forfeited without value. The Board of Directors may waive any of these conditions at its sole discretion.

Upon termination of the employment or contractual relationship with the Company or any of its Subsidiaries as a result of a Participant’s Disability, all Options that are not Vested Options held by such Participant shall be immediately forfeited without value, while Vested Options may be exercised by the Participant pursuant to the Plan during the Option Term, after which they shall be forfeited without value.

Upon the death of a Participant, all Options that are not Vested Options held by such Participant shall be immediately forfeited without value, while Vested Options may be exercised by the Participant’s estate, or by a person who acquired the right to exercise the Option(s) by bequest or inheritance, pursuant to the Plan during the Option Term, after which they shall be forfeited without value.

Upon termination of the employment or contractual relationship by the Company or any of its Subsidiaries or by a Participant prior to the first anniversary of entering the employment or contractual relationship, all Options shall be immediately forfeited without value.

Upon termination of the employment or contractual relationship by the Company or any of its Subsidiaries or by a Participant for any reason other than as aforesaid, all Options that are not Vested Options held by the Participant shall be immediately forfeited without value, while Vested Options may be exercised by the Participant pursuant to the Plan during the Option Term, after which they shall be forfeited without value.

In the event of an Involuntary Termination following a Corporate Transaction, the provisions of Section 2.5 remain reserved.

2.6.2. TRANSFER / LEAVE OF ABSENCE

A change in the capacity in which the Participant renders service to the Company or a Subsidiary as Management, Employee, Director or Consultant or a change in the entity for which the Participant renders such service, will not cause the Participant to cease to be an eligible participant provided that there is no interruption or termination of the Participant’s service with the Company or a Subsidiary. To the extent permitted by law, the Board of Directors, in its sole discretion, may determine whether Continuous Service will be considered interrupted in the case of any leave of absence approved by the Board of Directors, including sick leave, military leave or any other personal leave.

If employment is terminated prior to the reemployment of the Participant, the provisions of Section 2.6.1 shall be applicable.

2.7. GENERAL PROVISIONS

2.7.1. NO (CONTINUED) EMPLOYMENT OR CONTRACTUAL RIGHTS

Neither the establishment of the Plan, nor the granting of Options, nor the payment of any benefits, nor any action of the Company, the Board of Directors or a Subsidiary shall be held or construed to confer upon any Participant any legal right to continue to be employed by the Company or any of its Subsidiaries or to remain in a contractual relationship with said, each of which expressly reserves the right to discharge any Management, Employee or Director or terminate the contractual relationship with any Consultant whenever the interest of the Company or any of its Subsidiaries in its sole discretion may so require without liability of such Group company or the Board of Directors, except as to any rights which may be expressly conferred upon such Participant under the Plan.

The mere fact of participating in the Plan shall in no circumstances whatsoever be construed as an employment/consulting agreement, or any similar agreement, between the Participant and the Company or a Subsidiary.

2.7.2. SHAREHOLDER RIGHTS

The holder of Options shall have no shareholder rights with respect to the Shares subject to the Options until such person shall have exercised the Options, paid the Exercise (Strike) Price (if applicable) and become a holder of record of the acquired Shares.

2.7.3. NO SEGREGATION OF CASH OR SHARES

The Company shall not be required to segregate any cash or Shares in order to fulfil its obligations hereunder.

2.7.4. ADJUSTMENT DUE TO CORPORATE EVENTS

In events such as stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination of shares, exchange of shares, options or rights offering to purchase Shares at a price substantially below fair market value, or other similar corporate event, affects the Shares underlying the Options such that an adjustment is required in order to preserve the benefits intended to be made available under this Plan, appropriate adjustments shall be made to (i) the maximum number of Options issuable under the Plan and (ii) the number of Options and the Exercise (Strike) Price per Share in effect under each outstanding Option in order to prevent the dilution or enlargement of benefits hereunder. The Board of Directors may also, at its sole discretion, if deemed appropriate, resolve a cash payment to the Participant.

Such adjustment shall take into consideration the acquired rights of the Participants and the objectives of the Plan, and it shall be final and binding.

2.7.5. AMENDMENT AND TERMINATION

Subject, as the case may be, to the prior approval of the Shareholders (as provided for by the law, or in the Articles of Association), the Board of Directors may amend, suspend or discontinue the Plan.

The Options granted hereunder shall be subject to such further rules and regulations as the Company may adopt with respect to its equity incentive plans, and the Participant agrees to enter into such further documents, not inconsistent with the terms hereof, as the Company may require. The Company may also require the Participant to enter into such further documents with respect to the holding and transfer of any Shares subject to the Options described herein as may be necessary or appropriate in the sole discretion of the Company to ensure compliance with applicable law with respect to such holding and transfer. No such amendment or modification shall, without the consent of the concerned Participant, adversely affect his/her rights and obligations under the Plan.

Amendment, suspension or discontinuity of the Plan shall be communicated by the Board of Directors to all Participants.

2.7.6. INDEMNIFICATION

In addition to other rights of indemnification available to them, the members of the Board of Directors shall be indemnified by the Company against all costs and expenses reasonably incurred by them in connection with any action, suit or proceeding to which they or any of them may be party by reason of any action taken or failure to act under or in connection with the Plan or any Options granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgement in any such action, suit or proceeding, except a judgement based upon the finding of bad faith, provided that upon the institution of any such action, suit or proceeding, members of the Board of Directors shall, in writing, give the Company notice thereof and an opportunity, at its own expense, to handle and defend the same before such member of the Board of Directors undertakes to handle and defend it on such member’s own behalf.

2.7.7. TAXES INDEMNIFICATION

The Participant shall indemnify the Company against any tax, including employment and social security taxes, arising in respect of the granting or the exercise of Options which is a liability of the Participant but for which the Company is required to account under the laws of any relevant territory.

The Company may recover the tax from the Participant in such manner as the Board of Directors thinks fit including (but without prejudice to the generality of the foregoing): (i) withholding portion of the Options and selling the same; (ii) deducting the necessary amount from the Participant’s remuneration; or (iii) requiring the Participant to account directly to the Company for such tax.

2.7.8. REGULATORY AND SHAREHOLDER APPROVALS

The implementation of the Plan, the granting of Options under the Plan and the issuance of any Shares upon the exercise of Options shall be subject to the Company’s procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the Options granted under it and the Shares issued pursuant to it.

Due to the requirement set forth by applicable U.S. laws, the Plan must be approved by the shareholders of the Company in order for the Company to issue Incentive Stock Options in accordance with the Addendum for U.S. Participants. However, Options may already be granted prior to such an approval. Nevertheless, it being understood that prior to such an approval by the shareholders of the Company and except as provided in the Addendum for U.S. Participants, issued Options may not be considered Incentive Stock Options as set forth by applicable U.S. laws.

2.7.9. APPLICABLE LAW AND ARBITRATION

The Plan and any related document shall be governed by and construed in accordance with Swiss law, excluding principles of conflict of laws.

Any dispute, controversy or claim arising out of or in relation with the Plan including the validity, invalidity, breach or termination thereof, shall be finally decided by three arbitrators in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce in force on the date when the notice of arbitration is submitted in accordance with said rules. The seat of the arbitration shall be Zurich, Switzerland. The language of arbitration shall be English.

The acceptance of any Option or any related right implies the consent to the choice of law and jurisdiction set in this section.

By executing a Grant Notice, the Participant expressly acknowledges and accepts the terms and conditions of the Plan and all its related documents, as well as the powers of the Board of Directors to complete, interpret and implement it through further documents which it may from time to time determine necessary or relevant. Any disagreement regarding the interpretation shall be resolved by the Company, whose determination shall be binding.

2.7.10. EFFECTIVE DATE

The Plan is effective from December 14, 2021 and is applicable to all outstanding Option grants.

APPENDIX I

FORM OF GRANT NOTICE

NLS Pharmaceutics Ltd. SHARE OPTION PLAN

This GRANT NOTICE is made on [date], by and between NLS Pharmaceutics Ltd., a Swiss corporation, with its seat in Kloten, Switzerland (the “Company”) and [XX] (the “Participant”).

In consideration of the mutual covenants and agreements herein contained and pursuant to the Company’s Share Option Plan of [date] (the “Plan”), the Company and the Participant agree as follows:

The Company grants to the Participant the following number of Options according to the terms and conditions contained in the Plan and in this Grant Notice:

Number of Options:	_____________________________

Exercise (Strike) Price:	☐ At no cost (cashless)

☐ Set at:

________________________________

Grant Date:	_____________________________

Vesting:	In accordance with section 2.3.4 of the Plan

Term:	Ten (10) years from the Grant Date

Special Conditions:	_____________________________

The signature of this Grant Notice by the Participant implies his/her express and complete acceptance of the terms set forth in the Plan, in this Grant Notice or in any other document related hereto. Furthermore, the Participant hereby accepts the powers of the Board of Directors to administer the Plan at its absolute discretion, to complete, interpret and implement the documents herein referred through further documentation to the extent necessary or relevant and to decide on all issues in absolute discretion. The Participant agrees to be bound by the decisions of the Board of Directors.

All notices to the Company shall be delivered to NLS Pharmaceutics Ltd., the Circle 6, PO Box, 8058 Zurich, Switzerland, attn Share Option Plan Administrator, and all notices to the Participant may be given to the Participant personally or may be mailed to the Participant at [XX] or at such other address as the Participant may designate by written notice to the Company.

This Grant Notice and any related document shall be governed by Swiss law, excluding principles of conflict of laws.

Any dispute, controversy or claim arising out of or in relation with the Plan including the validity, invalidity, breach or termination thereof, shall be finally decided by three arbitrators in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce in force on the date when the notice of arbitration is submitted in accordance with said rules. The seat of the arbitration shall be Zurich, Switzerland. The language of arbitration shall be English.

IN WITNESS THEREOF, the parties have executed this Grant Notice in duplicate as of the time and place first above written.

NLS Pharmaceutics Ltd.	[Participant]

Date	Date

APPENDIX II

FORM OF OPTION EXERCISE NOTICE

NLS Pharmaceutics Ltd. SHARE OPTION PLAN

[date of notice]

Share Option Plan Administrator

[address]

Reference: [Name of Participant]: Share Option Plan.

I hereby exercise my Option(s) according to and under the terms and conditions of the NLS Pharmaceutics Ltd. Share Option Plan [DATE] (the “Plan”) and the Grant Notice of                , as follows:

Grant Date of the Options:	__________________________

Number of Options exercised:	__________________________

[Participant]

ADDENDUM FOR U.S. PARTICIPANTS

NLS Pharmaceutics Ltd. Stock Option Plan

ADDENDUM FOR U.S. PARTICIPANTS

1. Purpose and Applicability.

This Addendum for U.S. Participants (the “U.S. Addendum”) applies to participants in the Plan who are either U.S. residents or U.S. taxpayers (each such participant, a “U.S. Participant”). The purpose of the U.S. Addendum is to facilitate compliance with U.S. tax, securities and other applicable laws, and to permit the Company to issue Options to eligible U.S. Participants.

Except as otherwise provided by the U.S. Addendum, all Option grants made to U.S. Participants will be governed by the terms of the Plan, when read together with the U.S. Addendum. In any case of an irreconcilable contradiction (as determined by the Board of Directors) between the provisions of the U.S. Addendum and the Plan, the provisions of the U.S. Addendum will govern.

This Addendum is effective as of December 14, 2021 (the “Effective Date”).

2. Definitions.

Capitalized terms contained herein have the same meanings given to them in the Plan, unless otherwise provided by the U.S. Addendum. In the U.S. Addendum, the following words will have the meaning as defined below:

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Date of Grant” means the date the Board of Directors completes the action necessary to establish the Option Holder, the number of Shares subject to the Option and the Option Price of the Option or such later date specifically designated by the Board of Directors to be the Date of Grant.

“Fair Market Value” means as of any date, the value of the Shares determined by the Board of Directors in compliance with Section 409A of the Code and, in the case of an Incentive Stock Option, in compliance with Section 422 of the Code.

“Incentive Stock Option” or “ISO” means an Option that is intended to be, and qualifies as, an incentive stock option within the meaning of Section 422 of the Code.

“ISO Subsidiary” means the Company or a corporate Subsidiary described in Section 424(e) or Section 424(f) of the Code.

“Nonstatutory Stock Option” or “NSO” means a stock option that does not qualify as an Incentive Stock Option.

“10% Stockholder” means an Employee who owns (directly or under the attribution rules of Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any ISO Subsidiary.

“Plan” means NLS Pharmaceutics Ltd. Share Option Plan.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“U.S.” means the United States of America.

3. Additional Terms and Conditions Applicable to All Options Granted to U.S. Participants.

(a) Form of Grant Notice. The Grant Notice for U.S. Participants shall be in substantially the form attached as Schedule 1 to the U.S. Addendum, as may be amended from time to time by the Board of Directors. The Grant Notice shall indicate if all or a portion of the Option is designated as an Incentive Stock Option.

(b) Exercise Price. Subject to the provisions of Section 4(d) below regarding Incentive Stock Options granted to 10% Stockholders, the exercise price of each Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares subject to the Option on the Date of Grant.

(c) Domestic Relations Orders. Subject to the approval of the Board of Directors or a duly authorized officer of the Company, an Option may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulations Section 1.421-1(b) (2).

(d) Adjustment of Options. Notwithstanding Sections 2.3.2, 2.5 or 2.7.3 of the Plan, no adjustment shall be made to the terms or conditions of an Option under the terms of the Plan unless the adjustment would not otherwise cause adverse tax consequences to the Grantee under Code Section 409A or result in the loss of Incentive Stock Option status under Code Section 424 (without the Grantee’s consent).

(e) Method of Exercise. To the extent permitted by the Board of Directors or a duly authorized officer of the Company, Options may be exercised only using any of the following methods:

(i) In cash or by check, payable to the order of the Company;

(ii) By (1) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (2) delivery by the U.S. Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(iii) In the case of a Nonqualified Stock Option, by delivery of a notice of “net exercise” to the Company, as a result of which the Participant would receive (1) the number of Shares underlying the portion of the Option being exercised less (2) such number of Shares as is equal to (A) the aggregate exercise price for the portion of the Option being exercised divided by (B) the value of the Shares on the date of exercise and, at the election of the Participant, less (3) such number of Shares as is equal in value to any required tax withholding;

(iv) By any combination of the above permitted forms of payment.

In no event shall the “net exercise” method be used to exercise an Incentive Stock Option.

4. Provisions Applicable to Incentive Stock Options.

(a) Eligible Recipients of ISOs. Incentive Stock Options may be granted only to Employees of the Company or any ISO Subsidiary.

(b) Designation of ISO Status. The Board of Directors action approving the grant of an Option to a U.S. Participant, and the Grant Notice, must specify that the Option is intended to be an Incentive Stock Option.

(c) Term of Option. Except as provided in Section 4(e) below, Incentive Stock Options shall expire no later than the tenth (10th) anniversary of the Date of Grant.

(d) Maximum Shares Issuable On Exercise of ISOs. Subject to the adjustment provisions of Section 16 of the Plan to the extent permitted under Sections 422 or 424 of the Code, the maximum aggregate number of Shares that may be issued upon the exercise of Incentive Stock Options is [amount] Shares. Shares underlying Incentive Stock Options that fail to vest or be fully exercised prior to expiration or other termination shall again become available for grant as Incentive Stock Options pursuant to this Addendum as permitted by applicable law.

(e) Limits for 10% Stockholders. A 10% Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Shares on the Date of Grant and the Option is not exercisable after the expiration of five (5) years from the Date of Grant.

(f) No Transfer. As provided by Section 422(b)(5) of the Code, an Incentive Stock Option will not be transferable except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the U.S. Participant only by the U.S. Participant.

(g) US $100,000 Limit. As provided by Section 422(d) of the Code and applicable regulations thereunder, to the extent that the aggregate Fair Market Value (determined at the Date of Grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds US$100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Grant Agreement(s).

(h) Post-Employment Exercise Period. To obtain the U.S. federal income tax advantages associated with an Incentive Stock Option, the U.S. Internal Revenue Code requires that at all times beginning on the Date of Grant and ending on the day three (3) months before the date of exercise of the Option, the U.S. Participant must be an Employee of the Company or an ISO Subsidiary (except in the event of the U.S. Participant’s death or Disability, in which case a 12-month period applies)). The Option will not be treated as an Incentive Stock Option if the U.S. Participant otherwise exercises the Option more than three (3) months (or twelve (12) months, as the case may be) after the date his or her employment terminates, or the Option otherwise fails to qualify as an Incentive Stock Option.

Notwithstanding Section 2.6.2 of the Plan, a change in the capacity in which the U.S. Participant renders service to the Company or a Subsidiary as an Employee or a change in the entity for which the U.S. Participant renders such service, may cause any Option granted in the form of an Incentive Stock Option to lose its status as an Incentive Stock Option, and instead be treated as a Nonqualified Stock Option, unless exercised within the time period described above.

(i) Notice of Incentive Stock Option Disposition. A U.S. Participant who receives a grant of Incentive Stock Options must notify the Company promptly in the event that the U.S. Participant sells, transfers, exchanges or otherwise disposes of any Shares issued upon exercise of an Incentive Stock Option before the later of (i) the second (2nd) anniversary of the Date of Grant of the Incentive Stock Option or (ii) the first (1st) anniversary of the date the shares were issued upon his exercise of the Incentive Stock Option.

5. Tax Matters

(a) Tax Withholding Requirement. Prior to the delivery of any Shares pursuant to the exercise of an Option, the Company will have the power and the right to deduct or withhold, or require a U.S. Participant to remit to the Company, an amount sufficient to satisfy U.S. federal, state, local, foreign or other taxes (including the U.S. Participant’s FICA obligation) required to be withheld with respect to such Option.

(b) Withholding Arrangements. Notwithstanding Section 2.7.6 of the Plan, the Company may, in its sole discretion, satisfy any U.S. federal, state, local, foreign or other tax withholding obligation and payment of the exercise price relating to an Option by any of the following means or by a combination of such means: (i) causing the U.S. Participant to tender a cash payment; (ii) except in the case of an Incentive Stock Option, withholding Shares issued or otherwise issuable to the U.S. Participant in connection with the Option (a “net exercise”); provided, however, that no Shares are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Option as a liability for financial accounting purposes); (iii) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay any required tax withholding (a “cashless exercise”) or (iv) withholding payment from any amounts otherwise payable to the U.S. Participant.

(c) No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to the U.S. Participant to advise such holder as to the time or manner of exercising the Option. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Option or a possible period in which the Option may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Option to the U.S. Participant.

(d) Section 409A of the Code. Unless otherwise expressly provided for in a Grant Agreement, the terms applicable to Options granted under the U.S. Addendum will be interpreted to the greatest extent possible in a manner that makes the Options exempt from Section 409A of the Code, and, to the extent not so exempt, that brings the Options into compliance with Section 409A of the Code. Notwithstanding anything to the contrary in the Plan (and unless the Grant Agreement or other written contract with the U.S. Participant specifically provides otherwise), if the Shares are publicly traded, and if a U.S. Participant of an Option that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” under Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such U.S. Participant’s “separation from service” or, if earlier, the date of the U.S. Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

6. Term, Amendment and Termination of the U.S. Addendum.

(a) Incentive Stock Options may be granted under the Plan if, and only if, the holders of a majority of the outstanding shares of capital stock present, or represented, and entitled to vote thereon (voting as a single class) at a duly held meeting of the shareholders of the Company approve the Plan within twelve months before or after such date.

(b) The Board of Directors may amend, suspend or terminate this U.S. Addendum at any time. Unless terminated sooner by the Board of Directors, the U.S. Addendum will terminate automatically upon the earlier of (i) 10 years after the Effective Date and (ii) the termination of the Plan. No Options may be granted under the U.S. Addendum while either the Plan or the U.S. Addendum is suspended or after the Plan or the U.S. Addendum is terminated. If Incentive Stock Options are granted under the Plan, without approval of the Company’s shareholders there shall be no: (a) increase in the total number of shares covered by the Plan, except by operation of the provisions of the Plan, or the aggregate number of shares of Common Stock that may be issued to any single person, (b) change in the class of persons eligible to receive Options under the Plan or (c) extension of the date on which Incentive Stock Options can be granted pursuant to this Addendum beyond the tenth (10th) anniversary of the earlier of the date the Board adopts this Addendum or the date of shareholder approval described in the preceding paragraph.

(c) If this U.S. Addendum is terminated, the provisions of this U.S. Addendum and any administrative guidelines, and other rules adopted by the Board of Directors and in force at the time of suspension or termination of this U.S. Addendum, will continue to apply to any outstanding Options as long as an Option issued pursuant to the U.S. Addendum remain outstanding.

(d) No amendment, suspension or termination of the U.S. Addendum may materially adversely affect any Options granted previously to any U.S. Participant without the consent of the U.S. Participant.

SCHEDULE 1

STOCK OPTION GRANT NOTICE

(for U.S. Participants)

NLS Pharmaceutics Ltd. (the “Company”), pursuant to its Incentive Plan (the “Plan”), hereby grants to the U.S. Participant options to purchase the number of Shares set forth below (the “Options”). The Options are subject to all of the terms and conditions as set forth in this stock option grant notice (the “Grant Notice”), the attached U.S. Addendum and the Plan, all of which are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the U.S. Addendum will have the same definitions as in the Plan or the U.S. Addendum. If there is any conflict between the terms herein, the U.S. Addendum and the Plan, the terms of the U.S. Addendum, and then the terms of the Plan, will control.

U.S. Participant:	________________________________

Date of Grant:	________________________________

Vesting Commencement Date:	________________________________

Number of Shares Subject to Options:	________________________________

Exercise (Strike) Price:	☐ Set at:

________________________________

Expiration Date:	________________________________

Type of Grant:    ☐ Incentive Stock Options       ☐ Nonqualified Stock Options

Vesting Schedule:    In accordance with section 2.3.4 of the Plan

Payment: By cash, check, bank draft or money order payable to the Company

Additional Terms/Acknowledgements: The U.S. Participant acknowledges receipt of, and understands and agrees to, this Grant Notice, the U.S. Addendum and the Plan. The U.S. Participant acknowledges and agrees that this Grant Notice, the U.S. Addendum and the Plan may not be modified, amended or revised except as provided in the Plan. The U.S. Participant further acknowledges that as of the Date of Grant, this Grant Notice, the U.S. Addendum and the Plan set forth the entire understanding between the U.S. Participant and the Company regarding the Options and supersede all prior oral and written agreements, promises and/or representations on that subject with the exception of (i) options previously granted and delivered to the U.S. Participant, (ii) any compensation recovery policy that is adopted by the Company or is otherwise required by applicable law and (iii) any written employment or severance arrangement that would provide for vesting acceleration of the Options upon the terms and conditions set forth therein.

By accepting the Options, the U.S. Participant consents to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

In addition, by accepting the Options, the U.S. Participant consents that the Company does not have a duty to design or administer the Plan or its other compensation programs in a manner that minimizes the U.S. Participant’s tax liabilities. The U.S. Participant agrees that the U.S. Participant will not make any claim against the Company, or any of its officers, directors, employees or affiliates related to tax liabilities arising from the Option or other compensation. In particular, the U.S.

NLS Pharmaceutics Ltd.	U.S. Participant

By:

Signature	Signature

Title:

Date:	Date:

Attachments

1. U.S. Addendum

2. Rules of the NLS Pharmaceutics Ltd. Share Option Plan